NEWS RELEASE	TSX Trading Symbol: BZA

AMERICAN BONANZA IDENTIFIES MASSIVE SULFIDE
POTENTIAL AT FENELON

April 25, 2006 - American Bonanza Gold Corp.(TSX: BZA) (“Bonanza”) is pleased to announce that recent drilling and geophysics near the Fenelon Gold drilling campaign in northern Quebec has discovered a volcanic-hosted, massive sulfide occurrence (“VMS”). The VMS occurrence is characterized by favorable stratigraphy, massive sulfide related alteration, anomalous base metal and gold assays, and seams of massive sulfides in recent core drilling targeting geophysical anomalies 4 km northeast of the Fenelon gold deposit. The VMS occurrence is on property wholly owned by Bonanza and expansion of the property has been initiated.

Anomalous copper, zinc, arsenic, nickel, and gold have been detected in drill core. Down hole EM surveys on the most recent holes detected strong conductors down dip, along strike, and in the hanging wall to recent drill hole intercepts. Drill hole FA-06-287 was recently deepened to test one down hole geophysical anomaly, and encountered a 2 meter zone of pyritic massive sulfide, confirming that the down hole geophysical methods are effective at locating massive sulfides on the property.

Bonanza has completed 16 core holes along a 6 km strike length for a total of 7,020 meters on the VMS target at Fenelon. Partial assays on 10 holes showing anomalous copper, zinc, arsenic, and gold are associated with decimeter (a few inches) wide seams of pyrrhotite, pyrite, sphalerite, nickel, and chalcopyrite. These seams occur over several meter thicknesses of drill core. Additional follow-up drilling will be planned for the near future based upon complete analysis of drill core, geochemistry, and geophysics which continue.

The stratigraphy recognized in the Fenelon vicinity consists of Archean metasediments and metavolcanics in the northern volcanic zone of the Abitibi greenstone belt. This geology is host to the Matagami Lake VMS deposit located 50 kilometers to the southeast of Fenelon and the Selbaie VMS deposit located approximately 40 kilometers to the southwest of Fenelon. These districts of VMS deposits contain more than 70 million tonnes of high grade base metals ore with strong precious metals credits in several mines and are very important economically.

Bonanza has recently confirmed the presence of a major volcanic felsic complex at Fenelon that can be traced along strike over a 6 km length and by a width of 0.5 km, similar in size to the Selbaie complex. Massive sulfide mineralized seams on the Fenelon property are hosted within these rock units, which are similar to units hosting VMS deposits at both the Matagami Lake mining district and the Selbaie mining district. The host rock package at Fenelon trends eastward to the Matagami district where these rocks are host to the ore deposits, further enhancing the potential of the Fenelon property.

Regional belts of host rocks, mineralized trends, favorable host rocks, alteration, geochemically anomalous metals assays, and massive sulfide mineralization are all aspects of the new VMS occurrence that suggest high potential for the discovery of a significant massive sulfide deposit in the northeastern portion of the Fenelon property.

The best intercepts include: FA-06-282 intersecting 0.2% Cu over 2.0 meters, FA-06-284 intersecting 0.33% Zn over 1 meter and 0.23% Zn over 2.17 meters, 0.5% Cu and 1.57% Ni over 0.5 meters, 0.27% Cu and 1.6% Ni over 0.5 meters, and 0.39% Cu and 1.6% Ni over 0.5 meters, and FA-06-285 intersecting 0.19% Cu over 1.95 meters. Strong gold intercepts within the massive sulfide zone include FA-06-273 with 1.22g/t Au over 0.95 meters, FA-06-275 with 1.39g/t Au over 2 meters, and FA-06-289 with 2.08g/t over 1 meter. Not shown are numerous base metal zones, several meters thick, that consist of Cu, Zn, As, and Ni associated with the highs reported below and favorable metasedimentary host rocks.

Important New Fenelon Gold and Base Metal Intercepts

	From	To	Weighted Average		Weighted Average		Weighted Average		Weighted Average
Drill Hole #	meters	meters	Grade AU g/t meters		Grade CU % meters		Grade ZN % meters		Grade Ni % meters
FA-06-272	316.6	317.6			0.03	1	0.11	1
	520.3	520.8					0.13	0.5
	523.8	524.3					0.67	0.5
	525.3	526.8					0.16	1.5
FA-06-273	112.37	112.87			0.11	0.5		0.5
	277.55	278.5	1.22	1.0
	399.15	399.9				0.8	0.12	0.8
FA-06-275	143.93	145.93	1.39	2.0
FA-06-276	190.5	190.8				0.3	0.11	0.3
FA-06-278	160.2	160.7			0.12	0.5	0.01	0.5
	221.36	222			0.06	0.6	0.29	0.6
FA-06-279	65.65	66.5			0.02	0.9	0.14	0.9
	158.15	158.65			0.05	0.5	0.11	0.5
FA-06-282	144	144.7			0.02	0.7	0.11	0.7
	240.46	242.46			0.2	2	0.03	2
FA-06-284	216	217			0.02	1	0.33	1
	220	222.17			0.01	2.2	0.23	2.2
	294.5	295.5			0.01	1	0.1	1
	296.3	297.1			0.02	0.8	0.13	0.8
	394	394.5			0.5	0.5			1.57	0.5
	396.9	397.4			0.27	0.5			1.6	0.5
	405.72	406.22			0.39	0.5			1.7	0.5
FA-06-285	408.1	408.6			0.07	0.5	0.31	0.5
	445.75	447.7			0.19	2.0
FA-06-289	205.8	206.8	2.08	1.0

The gold grades shown are uncut; interval lengths for Au, Cu, Ni and Zn are measured along the core axis and are not true widths. The drilling is generally oriented at high angles to the target zone in an effort to drill as near to true thickness as practical. Additional assays will be announced when they are received.

Qualified Persons
The Fénélon Project is managed by Bonanza’s Aline Leclerc, P. Geo. (OGQ), under the technical supervision of Jean Lafleur, P. Geol. (OGQ), supported by Alain Carrier, P. Geol. (OGQ) and Carl Pelletier, P. Geol., both from Innovexplo inc. of Val-d’Or (Quebec), all Qualified Persons as defined by National Instrument 43-101 guidelines. All assaying and whole rock geochemistry is processed at the ALS-Chemex laboratory in Val-d’Or (Quebec). A Quality Assurance and Quality Control Assay Protocol has been implemented by Innovexplo. This Press Release has been prepared and revised under the supervision of Jean Lafleur, P. Geol. (OGQ), the Company’s principal consultant for its Quebec projects.

Field samples received at the laboratory are weighed and bar coded, dried, then individually crushed 70% to under 2 millimetres; followed by pulverization (85% to 75 microns or -200 mesh) of a 250 gram split. The pulverized material is analyzed by the Atomic Absorption method (for the 5 to 10,000 ppb gold range) and the Fire-Assay method with gravimetric finish for assays over 1,000 ppb gold. Quality control samples are added to the assaying process. For Atomic Absorption, there is 1 blank, 1 control standard and 2 duplicates added to each batch of 36 pulverized samples. For Fire-Assay, there is 1 blank, 2 control standards and 3 duplicates added to each batch of 84 pulverized samples. Whole-rock geochemistry is done by either (1) X-Ray Fluorescence for Major Elements, LOI, Zr, Y, Nb, Rb, Sr, and Ba following fusion of pulverized material with lithium borate into a glass pellet; or (2) HNO3 / HCL digestion of pulverized material followed by ICP-AES analysis for 34 elements.

About Bonanza
Bonanza is a gold company engaged in the acquisition, exploration and development of high-grade gold properties located in the United States and Canada. Bonanza is advancing both its high-grade Copperstone gold project in Arizona and the Fenelon gold project in Quebec. Bonanza has 85.8 million shares outstanding and is well financed with no long-term debt. For additional information about Bonanza please visit our website at www.americanbonanza.com

This news release includes certain statements that may be deemed “forward-looking statements”. All statements in this release, other than statements of historical facts, including the likelihood of commercial mining and possible future financings are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include unsuccessful exploration results, changes in metals prices, changes in the availability of funding for mineral exploration, unanticipated changes in key management personnel and general economic conditions. Mining is an inherently risky business. Accordingly the actual events may differ materially from those projected in the forward-looking statements. For more information on the Company and the risks and challenges of its business, investors should review the Company’s annual filing on Form 20F with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com

For further information call:
Ascenta Capital Partners Inc.
Attention:      Bruce Korhonen
Toll free         1-866-684-4743 ext. 30
Email             bruce@ascentacapital.com